Cytokinetics, Incorporated

280 East Grand Avenue

South San Francisco, CA 94080

September 15, 2015	VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Scot Foley
Bryan Pitko

RE:	Cytokinetics, Incorporated
Registration Statement on Form S-3
File No. 333-206795

Acceleration Request
	Requested Date:	September 17, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 17, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cytokinetics, Incorporated

/s/ Sharon A. Barbari
Sharon A. Barbari
Executive Vice President, Finance, Chief Financial Officer and Secretary

cc:	Michael E. Tenta, Cooley LLP
Carlton Fleming, Cooley LLP